Listed Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
April 14, 2022
Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”) File Nos. 333-215588 and 811-23226 Teucrium Agricultural No K-1 Strategy ETF (the “Fund”)
Dear Ms. Lithotomos:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 169 to the Trust’s Registration Statement on Form N-1A filed February 4, 2022 (SEC Accession No. 0000894189-22-000986) (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.Please disclose what is meant by the “No K-1” in the Fund’s name.
Response:     The Fund has revised its “Principal Investment Strategies” discussion to explain what is meant by “No K-1.”
Comment 2.Please provide a completed fee table and confirm that there are not any fee waiver or expense reimbursement arrangements.
Response:     Please see Appendix A for a completed Fees and Expenses of the Fund table. The Trust confirms that there are no fee waiver or expense reimbursement arrangements in place for the Fund.
Comment 3.With regards to the Cayman Subsidiary, please:
a.Disclose that the Fund complies with the provisions of the Investment Company Act of 1940 (the “Investment Company Act”) governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.
b.Disclose that any investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.
c.Disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.
d.Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.
e.Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.
f.Confirm in correspondence that: (1) the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; and (2) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.
g.Confirm in correspondence that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.
Response:     The Trust responds as follows:
a.The Trust confirms that the Fund complies with the provisions of Section 8 of the Investment Company Act governing investment policies and the capital structure and leverage restrictions set forth in Section 18 of the Investment Company Act, in each case on an aggregate basis with the Subsidiary. The Trust believes that referencing specific Sections of the Investment Company Act is unnecessarily technical and potentially confusing for investors and, consequently, respectfully declines to add the requested disclosure.
b.The Trust confirms that the investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were (and it is) an investment adviser to the Fund under section 2(a)(20) of the Investment Company Act. In addition, the Trust will file the investment advisory agreement between the Subsidiary and the Adviser as an exhibit to the registration statement. However, the Trust respectfully declines to include additional requested disclosure. As discussed above, the Trust respectfully submits that referencing specific sections of the Investment Company Act is unnecessarily technical and potentially confusing for investors.
c.The Trust confirms that the Subsidiary will comply with Section 17 of the Investment Company Act. The Trust notes that U.S. Bank National Association, the Fund’s custodian, will serve as the custodian to the Subsidiary. However, the Trust respectfully declines to include additional requested disclosure. As discussed above, the Trust respectfully submits that referencing specific sections of the Investment Company Act is unnecessarily technical and potentially confusing for investors.
d.The Trust believes that the Subsidiary’s strategy to invest in agricultural futures and the Fund’s strategy to invest in the Subsidiary and collateral are adequately disclosed.
e.The Trust so confirms.
f.The Trust so confirms.
g.The Trust so confirms.
Comment 4.In the “Principal Investment Strategies” section of the Fund’s prospectus, the Fund states it will not concentrate in any industry or group of industries; is the Fund stating that agriculture is not an industry?
Response:     The Fund utilizes the Global Industry Classification Standard (“GICS”) for purposes of determining whether its investments are concentrated in an industry or group of industries, and confirms that GICS does not define “agriculture” as an industry or group of industries. As a result, while the Fund will have significant investment exposure to corn, wheat, soybeans, and sugar via the Component Futures Contracts, as disclosed in the Fund’s Prospectus, such exposure does not constitute concentrated investment in an industry or group of industries.
Comment 5.Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response:     The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Adviser considers as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Comment 6.Please add a discussion of Cybersecurity Risk to “Principal Risks” section of the Fund’s prospectus.
Response:     The requested change has been made.
Comment 7.Is Teucrium Investment Advisors, LLC a newly registered adviser? If yes, please consider adding risk disclosure to state that the Fund’s adviser is newly-registered with no long-term track record against which an investor may judge the adviser.
Response:     The requested change has been made.
Comment 8.Please add “upon 60 days’ written notice to shareholders” to the statement “The Fund’s investment objective has been adopted as a non-fundamental investment policy and may be changed without shareholder approval upon written notice to shareholders.”
Response:     Although the Fund will endeavor to provide as much notice as possible in the event of a change in its investment objective, the Fund respectfully declines to make the requested change, as the Fund does not believe that such notice period is required by Form N-1A or any applicable rules under the Investment Company Act.
Comment 9.In the Fund’s Statement of Additional Information, reference is again made to the Fund not concentrating in any industry or group of industries. Please refer to Comment 1 and respond accordingly.
Response:     As noted in response to Comment 4, the Fund will not be concentrated in an industry or group of industries as defined by its industry classification scheme, the Global Industry Classification Standard (“GICS”).
Comment 10.In the section entitled, “Purchase and Redemption of Shares in Creation Units,” and subsection entitled, “Acceptance of Creation Units,” please delete or supplementally explain the legal basis for the statement that the Fund may suspend creations. In proposing Rule 6c-11, the Commission has stated its belief that “an ETF generally may suspend the issuance of Creation Units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time” (Rel. Nos. 33-10515; IC-33140 (January 28, 2018)). In adopting the Rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the ETF’s appropriate NAV. Such a result would run counter to the basis for relief from section 22(d) and Rule 22c-1 and therefore would be inconsistent with Rule 6c-11.” (Rel. Nos. 33-10695; IC-33646 (September 25, 2019)).
Response:     The “Acceptance of Creation Units” disclosure has been revised as follows:
“Acceptance of Orders of Creation Units. The Trust reserves the right to reject an order for Creation Units transmitted in respect of the Fund at its discretion, including, without limitation, if (a) the order is not in proper form; (b) the ~~Deposit Securities or Deposit Cash, as applicable, delivered by the Authorized Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the~~ investor(s), upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of the Fund; ~~(d)~~(c) the ~~acceptance of the Fund Deposit would, in~~Deposit Securities delivered are not as disseminated through the ~~opinion~~facilities of ~~counsel, be unlawful; (e)~~the Exchange for that date by the ~~acceptance or receipt of~~Administrator, as described above; (d) the ~~order for a Creation Unit~~acceptance of the Fund Deposit would, in the opinion of counsel ~~to the Trust~~, be unlawful; or ~~(f)~~(e) in the event that circumstances outside the control of the Trust, the Custodian, the Transfer Agent and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units. Examples of such circumstances include acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust, the Distributor, the Custodian, the Transfer Agent, DTC, NSCC, Federal Reserve System, or any other participant in the creation process, and other extraordinary events. The Trust or its agents shall communicate to the Authorized Participant its rejection of an order. The Trust, the Transfer Agent, the Custodian and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Fund Deposits nor shall either of them incur any liability for the failure to give any such notification. The Trust, the Transfer Agent, the Custodian ~~and the Distributor shall not be liable for the rejection of any purchase order for Creation Units. Given the importance of the ongoing issuance of Creation Units to maintaining a market price that is at or close to the underlying net asset value of the Fund, the Trust does not intend to suspend acceptance of orders for Creation Units.~~
~~Examples of such circumstances include acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust, the Distributor, the Custodian, a subcustodian, the Transfer Agent, DTC, NSCC, Federal Reserve System, or any other participant in the creation process, and other extraordinary events. The Transfer Agent shall notify a prospective creator of a Creation Unit and/or the Authorized Participant acting on behalf of the creator of a Creation Unit of its rejection of the order of such person. The Trust, the Transfer Agent, the Custodian, any sub-custodian and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Fund Deposits nor shall either of them incur any liability for the failure to give any such notification. The Trust, the Transfer Agent, the Custodian,~~ and the Distributor shall not be liable for the rejection of any purchase order for Creation Units.

All questions as to the number of shares of each security in the Deposit Securities and the validity form, eligibility and acceptance for deposit of any securities to be delivered shall be determined by the Trust, and the Trust’s determination shall be final and binding.”

*	*	*
If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (414) 336-9563 or at kent.barnes@usbank.com.

Sincerely,

/s/ Kent Barnes
Kent Barnes
Secretary

Appendix A
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions and other fees to financial intermediaries that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	1.49%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	1.49%
* Estimated for the current fiscal year.
Expense Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$152	$471

A-1